
September 15, 2021

Bernard Rubin
Chief Executive Officer
ENTERTAINMENT ARTS RESEARCH, INC.
19109 W Catawba Ave, Suite 200
Cornelius, NC 28031

> **Re: ENTERTAINMENT ARTS RESEARCH, INC.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed September 10, 2021**
> **File No. 024-11608**

Dear Mr. Rubin:

Our initial review of your amended offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your amended offering statement fails to include financial statements for all the time periods required for a Tier 1 Offering pursuant to paragraph (b) of Part F/S of Form 1-A.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Milan Saha, Esq.